UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

EARNINGS RELEASE

2ND QUARTER OF 2022
(BR GAAP)

HIGHLIGHTS

We continue to make progress toward building the Best Consumer Company in Brazil across all dimensions. Our customer-oriented strategy has enabled us to achieve sustainable growth in our **loyal customer base, which expanded by 19% YoY.** Loyal customers bring in 5x more revenue than non-loyal ones. The expansion of our customer base, allied to the increased frequency with which they utilize our services, are the cornerstones of our profitability.

In 2Q22, **Profitability (ROAE) was 20.8%, demonstrating consistency in shareholder returns,** while managerial net profit totaled R$ 4,084 million, advancing by 2.0% QoQ.

Customer experience is one of the key pillars of our business. During the period, Consumidor Moderno magazine named us the best consumer company in the attendance category. In addition, Exame magazine recognized us in the financial services category of its ESG Best award.

FINANCIAL HIGHLIGHTS

LOAN PORTFOLIO
R$ 469 Billion Jun/22
> Growth over the last 12 months, with a focus on retail

CUSTOMERS NII
+3.1% QoQ
+28.9% YoY

FEES
+5.7% QoQ
+4.8% YoY
> Greater transactionality and customer loyalty

EXPENSES
-1.9% QoQ
+8.4% YoY
> Below inflation
> Efficiency ratio: **33.9%** 2Q22

ALLOWANCE FOR LOAN LOSSES
+24.6% QoQ
+59.7% YoY
> In line with the product mix dynamics of the individual loan book
> 3-month cost of credit: 4.3%

NPL 90 DAYS: 2.9%
Stable QoQ
+0.65 p.p. YoY

NPL 15-90 DAYS: 4.2%
Stable QoQ
+0.88 p.p. YoY

CONFERENCE CALL | July 28th, 2022 | 09:30 (BrT) - 08:30 (NYT)
It will be held in English with simultaneous translation into Portuguese
English +1 844 204-8942 | **Portuguese** +55 11 4090-1621 | **Password:** Santander
WEBCAST (ENG) https://choruscall.com.br/santander/2q22.htm
WEBCAST (PT) https://choruscall.com.br/santander/2t22.htm

Santander

EARNINGS RELEASE

MARIO LEÃO, CEO
SANTANDER BRASIL:

"

We continue to build the **Best Consumer Company in Brazil**, 100% customer driven, while focusing on profitability. Our growth story continues, underpinned by our solid capacity to anticipate trends. We believe in a risk management culture that is strengthened by our models, and we will keep growing our collateral-backed products.

Our culture is aimed toward expansion and profitability through constant innovation and business evolution, with the purpose of attaining sustainable growth over time, and founded on four strategic pillars.

Customer centricity, we remain committed to providing the best experience in the industry by presenting offerings tailored to each customer profile, coupled with personalized pricing models, as well as the enhancement of self-service and greater attendance agility. As a result, we have managed to boost the frequency with which our services are utilized by customers, through their satisfaction.

Integrated sales channels, available wherever and whenever our customers desire, always providing them with simplified offerings. We have adopted an omni-channel approach that allows us to continually improve our customer service and grow our business.

Innovation and Profitability: we are fostering organic innovation to satisfy the demands of our customers, not only by reevaluating our portfolio of existing products and services, but also exploring new markets. In this regard, we recently introduced helpS and expanded our investment and companies platforms. Thus, our business strategy-aligned capital allocation has been designed to generate consistent returns for shareholders.

Culture, our people continue to be the key lever behind this transformation, supported by empowerment, meritocracy, and greater diversity. We have strengthened our horizontal, customer-centric culture, whereby all our employees are salespersons. ESG is ingrained into our culture, and we remain committed to our country's development.

With this, **we will keep our story of evolution and transformation.**

"

We remain committed to being the

Best Consumer Company in Brazil

underpinned by four strategic pillars:

Customer centricity | Sales Channels | Innovation and Profitability | Culture People



56.1 million of customers

Customer centricity

Using a customer-centric approach, we focus on the **experience and satisfaction of our customers** throughout their entire consumption cycle by providing simple and suitable solutions for each profile. We are continuously upgrading our sales channels and enhancing the self-service capabilities of our customers. As a result, we have consistently boosted customer acquisition and loyalty in our base, leading to growth in revenues.

The deeper understanding of the customer journey, coupled with dynamic and personalized pricing models, has enabled more than 70% of our offerings to be tailored to the customer's profile. This has contributed to increased usage of our services, achieving a 38% share of wallet in loans to individual loyal customers.

We are diligently working to streamline our offering and processes, with 81% of our activities already running in the cloud. We have also decreased the lead time for some of our services, including mortgage loans[1], which fell to 16 business days (-34% YoY) and agribusiness loans[2], dropping to 12 business days (-23% YoY). As a result, our cost of serving customers acquired through the digital channel has declined by 29% annually to R$ 20.1 per month per customer.

Consequently, customer satisfaction has improved even further, as evidenced by our recognition as the best consumer company in the attendance category by Consumidor Moderno magazine, and as the top bank in the attendance category for low-income customers by IBOPE survey. Moreover, we have given a new meaning to the middle-and high-income segments by providing these customers with a new value offering. Our Net Promoter Score reached 55 points during the period.

Total revenue from **loyal** customers grew by **+22%** YoY

Loyal customers generate **5x** more revenue than non-loyal ones

Loyal Customers
million

+19% YoY


7.1
8.3
8.5
Jun/21
Mar/22
Jun/22

Digital Customers[3]
million

+13% YoY


17.5
19.6
19.8
Jun/21
Mar/22
Jun/22

Total Active Customers
million

+7% YoY


29.0
30.6
31.1
Jun/21
Mar/22
Jun/22

[1]Considering the length of time between the submission of all paperwork and the signing of the agreement. [2]Considering the start of the operation until the issuance/signing of the contract. [3]Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

Best Consumer Company in Brazil

Sales Channels

We continue to advance in a fast and efficient sales platform, with sales channels available whenever and wherever customers desire. We believe in an omni-channel approach, with our multi-channel index of loyal customers who accessed more than two channels within the past 90 days, currently standing at 97%.


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In the **physical channel,** we continue to seize opportunities from the customer flow in our stores, which currently receive 15 million visits every month, with an increase presence in a plural and diverse Brazil. We have extended our customer service hours, thus enhancing proximity and availability, while further strengthening our Bank to Go model, through which we originated 90,000 contracts in the first half of the year, disregarding account openings, with the ambition of reaching 200,000 in 2022. Additionally, we further expanded our footprint, having opened 27 stores as of June 2022; and our ambition is to open 70 new stores through the end of 2022. By concentrating on strategic regions, we increased average monthly revenue in the Midwest, North and Northeast regions of the country by 27% YoY.

The **digital channel**, the core pillar of our multi-channel offering, currently receives 537 million visits per month, reaching 11.5 million of new contracts in the period. Furthermore, we kept enhancing our self-service capabilities via Gent&, which serves over 2.2 million customers each month. The way we connect with customers has also improved, following the launch of a personalized financial guidance service on our app for individuals, bringing us even closer to the customer.

In the **remote channel**, we answered more than 11.4 million queries per month and have already achieved 700,000 monthly business generated (+2x YoY), with 50% of services provided outside of regular business hours. We also strive to maximize the effectiveness of our service, as customer requests resolved during calls have increased from 81%, in January 2021, to 92%, in June 2022, with the goal of hitting 95% by the end of 2022.

Finally, in the **external channel**, we will keep accelerating our geographic expansion, whereby we are already present in 2,037 locations, representing 37% of Brazilian municipalities, with a monthly loan volume of R$ 1.3 billion. In addition, we introduced the external sales force portal with real-time performance measurement and management for our partners, registering over 40,000 proposals made and 14,000 active users in June 2022.


Digital Channel
External Channel
Remote Channel
Physical Channel

Innovation and Profitability

Focused on organic innovation, we explore new markets and innovate in our services.

Investment Platform

AAA

AAA, a scalable, innovative, and disruptive investment model that will provide customers with digital and personalized content, recommendations, transactionality, and tracking of their investments. By offering a comprehensive product portfolio, coupled with a cutting-edge digital experience and specialized guidance via AAA, Santander is bolstering its investment platform. In the coming periods, we will grow our platform from 350 to 1,350 advisors.

Toro

Investment and financial planning platform.

We closed a deal to acquire Kokpyt, a platform for portfolio consolidation and quota, performance management, and relationship automation. With it, we will improve our advisory structure for customers.

We reached over 1 million total customers (+100% YoY), producing transactionality gains with more than 14 million transactions in the quarter (+80% YoY) and over 5.5 million unique visits every month (+150% YoY).



Through these capital investments, we will retain our profitability and focus on strategic products.

CARDS

We earned R$ 83.4 billion in total turnover for the quarter, a 17% growth over the same period last year, reflecting increased card usage frequency and higher consumption by our customers.

This quarter we started to replace plastic cards with eco-friendly models made from recycled PVC, having already replaced over 3 million cards, in addition to introducing the option for customers to use their Esfera points to donate drinking water to water-scarce regions.

REAL ESTATE

R$ 54.3 billion portfolio of real estate loans to individuals (+10% YoY) and approximately **R$ 1 billion** in overall origination in June 2022.

81 points NPS[1]

We launched the "Plano Empresário Sustentável", a financing line for construction businesses and developers that provides advantages for residential projects that receive sustainability certification.

We remain focused on improving the customer experience and, as a result, we have decreased the lead time[2] for granting mortgage loans by 34% YoY (from 24 to 16 business days).

HOME-EQUITY

Through UseCasa, **we are market leaders among private-sector banks**, with a **20%** share[3].

R$ 3.3 billion home equity loan portfolio[3] (+25% YoY)

In three months, origination of UseImóvel, a credit line with property guarantee for business customers that was introduced in February, climbed by an average of 5.8x.


Santander

[1] Assessment of new loans in the quarter. [2] Considering the length of time between the submission of all paperwork and the signing of the agreement. [3] Source: Abecip, as of May 2022



AUTO PLATFORM

SANTANDER FINANCIAMENTOS

One of the main business origination tools for the bank.

As market leaders with a 23.4% share[1] among individuals, we are further expanding our platform. Current account openings via this channel continued to rise, with yearly and quarterly increases of 13% and 23% respectively, for a total of 104,000 accounts opened in the period. Moreover, we broadened the financing offer to non-account holders, through a 100% digital experience, thereby facilitating auto sales between consumers (C2C).

In goods and services, origination accelerated in the quarter (+17% QoQ) and we expanded our offering with new partnerships, particularly in the Furniture and Photovoltaics segments. We kept consolidating our commercial presence across Brazil and strengthening relationships with our growing partner base. We expanded our offer of Personal Loans with the addition of Personal Loans Auto and Personal Loans FGTS, loans secured by auto and FGTS, respectively.

WEBMOTORS

Webmotors, the largest vehicle platform in the country with an average of over 410,000 total ads each month, grew by 37% relative to the same time last year.

SANTANDER AUTO

Fully digital insurance company.

We achieved a record penetration rate of 25%, for new vehicle financing contracts and issued more than R$ 68 million in premiums during the quarter, representing a YoY increase of 28%.

Also, with the aim of widening our penetration beyond the Santander Financiamentos-financed vehicles, we relaunched auto insurance for the market.

AUTO COMPARA

Vehicle insurance offering platform with a completely online purchase journey.

During the first half of the year, our website had more than 2.2 million visits, allowing us to achieve R$ 226 million in gross premiums written (+30% YoY) and R$ 142 million in premium from new insurance policies (+44% YoY) in the quarter.

[1] Source: Brazilian Central Bank, as of February 2022

We are committed to building a benchmark

PLATAFORM FOR COMPANIES

SMALL AND MEDIUM-SIZED ENTERPRISES

Average of **43,000** account openings/month

81% of active account holders are Negócios E1 Agências (companies with revenues between R$ 97,000 and R$ 3 million) and MEI

To broaden our portfolio and address the needs of our customers, we launched:

i) Pix Crédito: use of Guaranteed Account funds to perform PIX transactions. Furthermore, the Guaranteed Account can now be acquired in an entirely digital way through our channels.

ii) Digital account opening for businesses with multiple partners, thereby boosting our ability to attract digital customers.

Sx Integra: launched this year, the new business and credit platform provides greater transactional agility and improved receivables management, already accounting for 80% of all Confirming originations via the digital channel.

We have already solidified our position as the market's leading electronic portal for prepayment of receivables, and we will expand our portfolio to add new solutions, capturing the entire cycle. In three months, we achieved a total of over 5,000 active customers, R$ 3 billion in prepayment of receivables per month, and more than 30,000 Confirming operations, earning approximately R$ 20 million in revenue each month.

WHOLESALE

We have cemented our position as the only global bank with practical experience:

Foreign Exchange: we are the leading foreign exchange bank for the eighth consecutive year and the second largest in foreign trade, with a USD 20 billion portfolio and a 23% market share.

Infrastructure: we are global leaders in renewable energy financing advisory, with over USD 10 billion in total credit in 2021, representing a 28.4% market share, according to Bloomberg. Moreover, we rank among the country's top five energy traders in terms of trading volume.

Agribusiness: we have the largest agricultural commodities desk in the country and are among the leaders in both CBIOs (decarbonization credits), with a 55% market share in the first half of the year, and Carbon Credits, through our partnership with WayCarbon, in addition to a strong presence in agribusiness receivables securitization.

Cash Management: we are the top cash management bank in Brazil and Latin America, and we work strongly to keep enhancing the customer experience.

AGRO ECO SYSTEM

We continued to develop the agro ecosystem by providing comprehensive solutions along the entire chain, from equipment financing support to agricultural lending. Furthermore, our ecosystem is complemented by Gira, which specializes in agribusiness receivables management, and WayCarbon, Latin America's largest technical consulting firm specializing in climate change, focused on originating carbon credit projects and operating in over 800 sustainable initiative projects for more than 400 companies. WayCarbon serves 75% of all ISE-listed companies.

We made investments in technology, process optimization, and the expansion of our specialty team. Today, we have more than 300 agribusiness-dedicated professionals and a portfolio[1] worth R$ 31.4 billion (+33% YoY).

ECOSYSTEM EXPANSION

helpS

With the purpose of exploring a new market, we created helpS, a **24/7 assistance service for customers to utilize wherever, whenever, and for whoever they desire**.

This disruptive concept empowers customers by enabling the service to be provided to anyone they choose. Since its introduction, the product has amassed more than 20,000 contracts, covering the vehicle, home, bicycle, and pet segments. We plan to expand into gamers/tech in August 2022 and motorcycles in September 2022.

Ben

Company operating in the corporate benefits and expense management industry.

Our quarterly turnover amounted to R$ 587 million (+87% YoY), with 712,000 active cards, implying 114% growth from the previous year. Additionally, we totaled 380,000 partner establishments.

Operating in **new markets**

Sim

Digital lending platform for individuals.

This quarter, we concentrated on boosting sales of collateralized products and distribution channels.

Hence, we started selling products at Santander Financiamentos partner stores, which has become an additional physical distribution channel, and launched the FGTS-secured Loan, a credit line that allows for the anniversary withdrawal of FGTS (Workers' Severance Indemnity) funds to be made in advance.

[1] Febraban portfolio, considering loans, Agro bonds + Rural CDI. As of June 2022

Best Consumer Company in Brazil

Customer centricity | Sales Channels | Innovation and Profitability | **Culture People**

OUR PEOPLE

We aspire to build a company where all areas think and operate as a business unit, and in which we are all accountable for customers and the quality of service provided. By doing so, we will be able to better comprehend, serve, and offer customers the most suitable products and services, thus enhancing their experience. In addition, we continued to reinforce our horizontal culture, which is rooted on the fundamental pillars of empowerment, meritocracy, and diversity.

Our eNPS index of employee satisfaction hit 75 points. This is also evident in the market recognition we have garnered from GPTW 2021 in the National Ranking, Women, LGBTQI+, Financial Institutions, Ethnic-Racial, and 50+ categories.

Index of Satisfaction

eNPS[1]

75 points

in July 2022

Top leadership proximity

Horizontality as key component of our culture

Our leadership is present on the front lines, with field visits for all functions in our operations, and across Brazil, and on-site observation of sales and customer service realities.

Monthly live streams with

40,000 + people

Diversity & Inclusion

July 2022

28%
Black Employees
(+1.3 p.p. Jul/22 vs Jul/21)

31%
Women in leadership roles
(+1.6 p.p. Jul/22 vs Jul/21)

53%
Female Employees

Protagonism to knowledge

High adherence, with

98%
of certified employees

72%
internal courses taught by our own employees



[1] eNPS (Employee Net Promoter Score) = measurement of employee satisfaction level.

ESG

ESG is ingrained into our culture, present in our everyday operations, transversal to all our businesses, and underpinning our transformation into the best consumer company in Brazil

Environmental

In the first half of 2022, we enabled R$ 15.3 billion in sustainable businesses for our customers and we created a Green Finance structure with a local and global focus.

We made strides in our strategy of supporting companies in their transition to a more sustainable economy by disbursing a substantial sustainability-linked loan to one of the country's largest biofuel producers. We also contributed to the establishment of the CBIOs market in 2020, in which we remain leaders with a 55% share.

Also, we play a major role in renewable energy, pushing the development of this industry since 2009 by structuring and financing more than 30% of all wind projects installed in the country, according to data from the National Electric Energy Agency - ANEEL.

We also reiterate, every single day, our commitment to being net zero by 2050. As such, we have committed to utilizing 100% renewable energy in our operations by 2025, having already achieved 80% of that ambition. Moreover, we have been carbon neutral since 2010.

Social

We continued to work to ensure that everyone has access to opportunities, concentrating on inclusion and reinforcing our contribution to society's development.

We emphasize the significance of the topic at philanthropic events and are founding members of the "Aliança pela Inclusão Produtiva", whose mission is to promote, through training, the inclusion of low-income individuals into the labor market.

Through our social initiatives in blood donation and volunteer programs, we have also helped 120,000 individuals this year.

Furthermore, for the past two decades, Prospera Microfinance has assisted micro-entrepreneurs in growing their enterprises, promoting financial inclusion with a portfolio of R$ 2.2 billion (+43% YoY), which we have the ambition to grow 36% by 2023, and more than 790,000 active customers (+27% YoY) in the quarter. We will expand its commercial force by adding 200 agents, with the ambition of reaching a total of 1,400 agents by the end of 2022. Moreover, we have supported education through Santander Universidades for 25 years, with more than 116,000 scholarships awarded since 2015.

Governance

By developing internal training and incorporating ESG factors into executive compensation, our governance integrates ESG into our culture.

Our governance also includes a diverse Board of Directors, with 27% female representation. This quarter, we published the 2021 ESG and Climate Action Report, which reaffirms our commitment to shareholders, customers, employees, suppliers, and society, while also describing our initiatives and accomplishments in 2021.

As a result of our efforts, Exame magazine named us the Best ESG Company in the financial services category in 2022.

Access the 2021 ESG and Climate Action Report (GRI)










HOJE?


Santander

RESULTS

"Our loan portfolio expanded by 2.9% in the quarter, driven by retail commercial activity, particularly among individuals, reflecting origination control measures implemented since September 2021. We remain focused on offering collateralized products, which currently make up 64% of our overall individual loan portfolio.

The customer-related NII grew by 3.1% during the quarter and 28.9% in the year, due to the contribution of funding and asset repricing, supported by growth in customer transactionality. Fees performed well, advancing by 5.7% over the period, evidencing increased recurrence in the utilization of our services.

Despite a still challenging macroeconomic environment, loan portfolio quality indicators were stable over the period. The coverage ratio improved in the quarter.

We remain focused on enhancing productivity and controlling expenses, which declined by 1.9% during the quarter amid an environment of intense inflationary pressure, allowing us to achieve an efficiency ratio of 33.9%, the second best in our history. Thus, our actions enabled us to earn a net profit of R$ 4,084 million during the period, with comfortable capital and liquidity levels."

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL

MANAGERIAL FINANCIAL STATEMENTS[1]	2Q22	1Q22	Var.	1H22	1H21	Var.
(R$ million)			QoQ			YoY
Net Interest Income	12,775	13,938	-8.3%	26,713	26,850	-0.5%
Allowance for Loan Losses	(5,745)	(4,612)	24.6%	(10,357)	(6,486)	59.7%
Net Interest Income after Loan Losses	7,029	9,327	-24.6%	16,356	20,363	-19.7%
Fees	4,882	4,617	5.7%	9,499	9,067	4.8%
General Expenses	(5,431)	(5,534)	-1.9%	(10,966)	(10,114)	8.4%
Personnel Expenses + Profit Sharing	(2,390)	(2,493)	-4.1%	(4,883)	(4,365)	11.9%
Administrative Expenses[2]	(3,042)	(3,041)	0.0%	(6,083)	(5,749)	5.8%
Tax Expenses	(1,218)	(1,207)	0.9%	(2,425)	(2,253)	7.6%
Investments in Affiliates and Subsidiaries	33	10	n.a	43	29	51.9%
Other Operating Income/Expenses	(445)	(2,004)	-77.8%	(2,448)	(3,975)	-38.4%
Operating Income	4,850	5,210	-6.9%	10,060	13,117	-23.3%
Non Operating Income	45	372	n.a.	416	28	n.a.
Net Profit before Tax	4,895	5,581	-12.3%	10,476	13,145	-20.3%
Income Tax and Social Contribution	(749)	(1,539)	-51.3%	(2,288)	(4,945)	-53.7%
Minority Interest	(62)	(37)	70.3%	(99)	(73)	34.5%
Net Profit[3]	4,084	4,005	2.0%	8,089	8,126	-0.5%
Accounting Net Profit	3,977	3,946	0.8%	7,923	6,919	14.5%

CUSTOMER NII
2Q22 **+3.1%** QoQ
1H22 **+28.9%** YoY

EFFICIENCY RATE
2Q22 **33.9%** -2.2p.p. QoQ
1H22 **34.9%** +0.9p.p. YoY

ROAE
2Q22 **20.8%** +0.2p.p. QoQ
1H22 **20.7%** -0.3p.p. YoY

	2Q22	1Q22	Var.	1H22	1H21	Var.
(R$ million)			QoQ			YoY
BALANCE SHEET						
Loan portfolio	468,538	455,166	2.9%	468,538	439,797	6.5%
Individuals	216,389	212,347	1.9%	216,389	189,805	14.0%
Consumer finance	65,690	64,826	1.3%	65,690	62,188	5.6%
SMEs	62,656	61,890	1.2%	62,656	58,745	6.7%
Corporate	123,802	116,103	6.6%	123,802	129,059	-4.1%
Expanded Loan Portfolio[4]	542,977	521,929	4.0%	542,977	510,314	6.4%
Funding from Clients[5]	523,667	494,620	5.9%	523,667	468,330	11.8%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	20.8%	20.7%	0.2 p.p.	20.7%	21.1%	-0.3 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.7%	0.0 p.p.	1.7%	1.7%	0.0 p.p.
Efficiency ratio[7]	33.9%	36.0%	-2.2 p.p.	34.9%	34.0%	0.9 p.p.
Recurrence ratio[8]	89.9%	83.4%	6.4 p.p.	86.6%	89.7%	-3.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	2.9%	2.9%	-0.02 p.p.	2.9%	2.2%	0.65 p.p.
Coverage ratio (over 90 days)	224%	215%	9.43 p.p.	224%	263%	-39.31 p.p.
Delinquency ratio (over 60 days)	3.6%	3.7%	-0.07 p.p.	3.6%	2.9%	0.67 p.p.
Delinquency ratio (over 15 to 90 days)	4.2%	4.2%	-0.02 p.p.	4.2%	3.3%	0.88 p.p.
OTHER DATA						
Branches	1,738	1,787	(49)	1,738	2,065	(327)
PABs (mini branches)	1,294	1,317	(23)	1,294	1,399	(105)
Own ATMs	11,993	12,313	(320)	11,993	12,693	(700)
Shared ATMs	23,854	23,984	(130)	23,854	23,798	56
Employees	48,406	49,090	(684)	48,406	46,426	1,980

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 28 and 29
[2] Administrative expenses exclude 100% of the goodwill amortization expense
[3] Managerial net profit corresponds to the accounting net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 107 million in 2Q22, R$ 59 million in 1Q22, R$ 68 million in 2Q21 and R$ 1,032 million in 1Q21
[4] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,403 million in June 2022, R$ 1,280 million in June 2021 and R$ 1,432 million in March 2022
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	2Q22	1Q22	Var. QoQ	1H22	1H21	Var. YoY
Net Interest Income	**12,775**	**13,938**	**-8.3%**	**26,713**	**26,850**	**-0.5%**
Customers	14,288	13,854	3.1%	28,142	21,825	28.9%
Product NII	13,546	13,161	2.9%	26,707	21,542	24.0%
Average Volume	473,228	471,153	0.4%	472,190	435,824	8.3%
Spread (annualized)	11.5%	11.3%	0.15 p.p.	11.4%	10.0%	1.44 p.p.
Market Activities	(1,513)	84	n.a	(1,429)	5,024	n.a

Net interest income amounted to R$ 12,775 million in 2Q22, a decrease of 8.3% compared to the previous quarter, dragged down by lower market activity results. Over the same period, the customers NII climbed by 3.1% mostly influenced by higher volumes and a better product mix. The 0.5% annual margin decline is related to a decrease in revenues from market activities.

Revenues from customers operations increased by 3.1% in the quarter, given a rise in product margin revenues, which were driven by the loan product mix and funding spreads.

The **margin with customers rose by 28.9%**, on an annual basis, attributable to the improved product margin as a result of stronger volumes and loan mix, as well as funding spreads, which accompanied the hike in interest rates.

The **market activities margin** totaled **-R$ 1,513 million in 2Q22**, which is explained by the steep decline in both periods, given our well-known negative sensitivity to upward yield curve movements.

EVOLUTION OF NET INTEREST INCOME
R$ million


10.0%
9.9%
11.3%
11.5%
-8.3%
13,426
2,738
10,687
13,424
2,286
11,138
13,938
84
13,854
12,775
(1,513)
14,288
1Q21
2Q21
1Q22
2Q22
Customers
Market activities
Spread (p.a.)

FEES – REVENUES FROM BANKING SERVICES


Santander

(R$ million)	2Q22	1Q22	Var. QoQ	1H22	1H21	Var. YoY
Cards	1,402	1,329	5.5%	2,731	2,186	24.9%
Insurance fees	829	744	11.5%	1,573	1,663	-5.4%
Current Account Services	972	958	1.5%	1,931	1,925	0.3%
Asset Management and "Consórcios"	334	322	3.7%	656	672	-2.5%
Lending Operations	368	334	10.2%	702	751	-6.5%
Collection Services	357	362	-1.3%	719	743	-3.2%
Securities Brokerage and Placement	397	372	6.8%	770	719	7.0%
Other	222	197	12.7%	419	408	2.5%
Total	**4,882**	**4,617**	**5.7%**	**9,499**	**9,067**	**4.8%**

Revenues from banking services and fees came to R$ 4,882 million in the second quarter of 2022, representing a 5.7% increase over three months, influenced by insurance and credit card revenues.

In the year, total revenues rose by 4.8%, largely owing to stronger card revenues, reflecting greater transactionality and loyalty.

Card revenues hit **R$ 1,402 million**, up by 5.5% in three months, on the back of higher transactionality. In the twelve-month period, these revenues climbed by 24.9%, spurred by stronger credit turnover volumes.

Insurance fees reached **R$ 829 million** in the quarter, an increase of 11.5% in three months due to a rebound in origination volume across both modalities (related and open). The annual decline of 5.4% is attributable to the lower sales of related insurance during the period.

Current account service fees totaled **R$ 972 million** during the quarter, growing by 1.5% over three months and 0.3% in the year, which can be explained by the expansion of the customer base and increased revenues from fee packages.

Securities brokerage and placement service fees were **R$ 397 million** during the period, representing rises of 6.8% quarterly and 7.0% annually, fueled by increased activity in the securities placement and M&A markets.

Fees from lending operations came to **R$ 368 million**, up by 10.2% in the quarter due to stronger revenues from foreign exchange guarantees. In twelve months, these revenues declined by 6.5%.

Asset management and "consórcio" fees amounted to **R$ 334 million**, a 3.7% rise over the previous quarter thanks to higher "consórcio" revenues in response to more intense commercial efforts for this product. In the year, these revenues decreased by 2.5%, given lower fund management revenues.

Other fees were R$ 222 million during the second quarter of 2022, an increase of 12.7% in three months, given higher revenues from asset appraisal fees on the back of stronger auto loan origination. In the year, these revenues climbed by 2.5%.

GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)



General expenses totaled R$ 5,431 million in 2Q22, down by 1.9% in the quarter, influenced by cost management. In the year, these expenses went up by 8.4%, below the period's 12-month rolling inflation[1] of 11.89%.

Administrative and personnel expenses, excluding depreciation and amortization, stood at R$ 4,776 million in 2Q22, a 2.1% decrease from the previous quarter due to lower personnel expenses. In twelve months, these expenses climbed by 8.6%, impacted by higher personnel and administrative expenses.

Personnel expenses, including profit-sharing, were R$ 2,390 million in the second quarter, down by 4.1% in three months. In the year, the 11.9% rise in compensation and benefit expenses was attributable to the collective bargaining agreement applied to the company's salary base in 3Q21.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 2,386 million in 2Q22, stable in the quarter. In the year, rise 5.5% in line with business growth, as higher data processing costs reflected the rise in transaction volume.

Depreciation and amortization expenses, excluding the goodwill effect, totaled R$ 655 million in the second quarter, increasing by 0.2% in the period, primarily explained by higher software and hardware investments.

	2Q22	1Q22	Var.	1H22	1H21	Var.
(R$ million)			QoQ			YoY
Outsourced and Specialized Services	591	560	5.7%	1,151	1,233	-6.7%
Advertising, promotions and publicity	144	121	19.2%	265	243	9.0%
Data processing	703	689	2.1%	1,392	1,264	10.2%
Communications	82	101	-18.9%	183	182	0.8%
Rentals	225	223	0.7%	448	393	13.9%
Transport and Travel	48	37	28.6%	85	46	87.1%
Security and Surveillance	134	139	-4.0%	273	273	-0.1%
Maintenance	76	83	-9.1%	159	153	3.9%
Financial System Services	61	104	-41.1%	165	180	-8.4%
Water, Electricity and Gas	57	63	-9.5%	119	97	22.9%
Material	32	43	-25.6%	75	38	98.8%
Other	234	224	4.1%	458	425	7.7%
Subtotal	2,386	2,388	0.0%	4,774	4,526	5.5%
Depreciation and Amortization[2]	655	654	0.2%	1,309	1,222	7.1%
Total Administrative Expenses	3,042	3,041	0.0%	6,083	5,749	5.8%
Compensation[3]	1,541	1,727	-10.8%	3,268	2,858	14.3%
Charges	411	339	21.3%	750	755	-0.8%
Benefits	395	396	-0.2%	791	699	13.2%
Training	15	14	2.6%	29	21	34.5%
Other	28	17	62.8%	45	31	46.2%
Total Personnel Expenses	2,390	2,493	-4.1%	4,883	4,365	11.9%
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,776	4,881	-2.1%	9,657	8,891	8.6%
Total General Expenses	5,431	5,534	-1.9%	10,966	10,114	8.4%

[1] Source: IBGE: 12-month rolling inflation up to June 2022 - http://www.ibge.gov.br [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 107 million in 2Q22, R$ 59 million in 1Q22, R$ 68 million in 2Q21 and R$ 1,032 million in 1Q21 [3] Including profit-sharing



EFFICIENCY RATIO: 33.9%

In 2Q22, with a **2.2 p.p. improvement in three months, 2nd best level in our history**

Evidencing our commitment to building the best consumer company in the country, **using an omni-channel approach, through platform integration and process industrialization.**


34.3%
33.8%
36.0%
33.9%
1Q21
2Q21
1Q22
2Q22



Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 445 million in 2Q22, dropping by 77.8% in three months and 38.4% in the year.

	2Q22	1Q22	Var.	1H22	1H21	Var.
(R$ million)			QoQ			YoY
Expenses from credit cards	(907)	(810)	12.0%	(1,716)	(1,527)	12.4%
Net Income from Capitalization	158	151	4.3%	309	272	13.4%
Provisions for contingencies[1]	(326)	(556)	-41.4%	(882)	(747)	18.1%
Other	630	(789)	n.a	(159)	(1,974)	-91.9%
Other operating income (expenses)	(445)	(2,004)	-77.8%	(2,448)	(3,975)	-38.4%

[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses **came to R$ 5,745 million**, growing by 24.6% in the quarter and by 59.7% year to date, compared to the same period a year ago, in tandem with the product mix dynamics, particularly among individuals.

Income from the **recovery of written-off loans** declined by 2.2% in the quarter and 2.3% in the year to date, compared to the same period last year.

The 3-month credit cost **hit 4.3%**, climbing by 0.83 p.p. in the quarter, while the 12-month indicator **reached 3.4%**, an increase of 0.41 p.p. in the quarter.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT

R$ million



2.6%
2.7%
3.5%
4.3%
2.7%
2.6%
3.0%
3.4%
3,161
3,325
4,612
5,745
3,914
4,071
5,352
6,469
(753)
(746)
(740)
(724)
1Q21
2Q21
1Q22
2Q22
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit 3-month
Cost of credit 12-month

Provision expenses advanced by 20.9% in the quarter and 48.0% in the year to date relative to the comparable period of the preceding year, due to the deterioration in quality and expansion of the retail segment loan portfolio, especially among individuals and consumer finance, combined with the shift in the product mix and market dynamics.

Income from the recovery of written-off loans fell by 2.2% in the quarter and by 2.3% year to date compared to the same period of the prior year, though remaining above R$ 700 million each quarter, demonstrating our active risk management.

BALANCE SHEET

Total assets were R$ 986,589 million in June 2022, expanding by 2.8% in the quarter and 4.9% relative to the previous year. In three months, the growth was mainly explained by the increase in interbank investments, lending operation, and foreign exchange portfolio. Shareholders' equity reached R$ 80,335 million in June 2022 or R$ 78,932 million, disregarding the goodwill balance.

ASSETS	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Current Assets and Long-term Assets	**973,386**	**946,999**	**2.8%**	**928,932**	**4.8%**
Cash and Cash Equivalents	10,120	7,669	32.0%	28,111	-64.0%
Interbank Investments	63,107	53,921	17.0%	42,917	47.0%
Securities and Derivative Financial Instruments	245,858	259,088	-5.1%	247,425	-0.6%
Interbank Accounts	92,108	87,030	5.8%	85,949	7.2%
Lending Operations	363,988	349,821	4.0%	341,512	6.6%
Other Receivables	195,853	187,400	4.5%	180,878	8.3%
Other Assets	2,351	2,070	13.6%	2,140	9.9%
Permanent Assets	**13,203**	**12,972**	**1.8%**	**11,980**	**10.2%**
Temporary Assets	851	768	10.8%	398	113.7%
Fixed Assets	6,107	6,198	-1.5%	6,192	-1.4%
Intangibles	6,245	6,006	4.0%	5,390	15.9%
Total Assets	**986,589**	**959,971**	**2.8%**	**940,912**	**4.9%**
Total Assets (excluding goodwill)	**985,185**	**958,539**	**2.8%**	**939,632**	**4.8%**

LIABILITIES	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Current Liabilities and Long-term Liabilities	**904,855**	**879,450**	**2.9%**	**860,176**	**5.2%**
Deposits	415,107	393,615	5.5%	398,588	4.1%
Money Market Funding	90,105	109,244	-17.5%	123,448	-27.0%
Funds from Acceptance and Issuance of Securities	114,690	108,719	5.5%	76,258	50.4%
Interbank Accounts	2,683	1,949	n.a.	2,414	11.1%
Interbranch Accounts	5,541	5,070	9.3%	4,471	23.9%
Borrowings	76,535	70,913	7.9%	67,667	13.1%
Domestic Onlendings - Official Institutions	11,207	11,480	-2.4%	11,869	-5.6%
Derivative Financial Instruments	28,736	29,769	-3.5%	30,199	-4.8%
Other Payables	160,250	148,691	7.8%	145,262	10.3%
Deferred Income	**-**	**-**	**n.a**	**414**	**n.a**
Minority Interest	**1,399**	**1,334**	**n.a.**	**1,297**	**n.a**
Equity	**80,335**	**79,187**	**1.5%**	**79,024**	**1.7%**
Total Liabilities	**986,589**	**959,971**	**2.8%**	**940,912**	**4.9%**
Equity (excluding goodwill)	**78,932**	**77,755**	**1.5%**	**77,744**	**1.5%**

SECURITIES

The securities portfolio totaled R$ 245,858 million in June 2022, down by 5.1% in the quarter, stemming from the decrease in the balance of financial instruments (-11.4%) and public securities (-7.4%).

In the year, the portfolio experienced a 0.6% reduction, reflecting the 4.3% drop in public securities.

	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Public securities	171,579	185,370	-7.4%	179,282	-4.3%
Private securities	47,757	43,797	9.0%	39,293	21.5%
Financial instruments	26,523	29,921	-11.4%	28,850	-8.1%
Total	**245,858**	**259,088**	**-5.1%**	**247,425**	**-0.6%**



LOAN PORTFOLIO

The loan portfolio totaled R$ 468,538 million in June 2022, rising by 2.9% in the quarter (or a 2.1% increase, disregarding exchange rate fluctuations), driven by the retail portfolio expansion and the corporate portfolio growth, the latter of which was partially influenced by exchange rate movements and business growth.

Compared to the previous year, the loan portfolio expanded by 6.5% (or 6.1% excluding the exchange rate effect). The individual, SMEs, and consumer finance segments grew by 14.0%, 6.7%, and 5.6%, respectively. The corporate segment declined by 4.1% due to reduced operation renewals during the period.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, ended the quarter at R$ 542,977 million, an increase of 4.0% (or a 3.3% growth if we disregard the exchange rate fluctuation), primarily owing to the 12.2% growth in guarantees. On an annual comparison basis, this portfolio witnessed a 6.4% rise (or 6.1% excluding exchange rate movements).

The balance of the foreign currency portfolio, comprising dollar-indexed loans, amounted to R$ 37,963 million, meaning increases of 38.2% in the quarter and 27.6% in the year.

In June 2022, loans to individuals accounted for 46.2% of the overall portfolio balance, which implies a drop of 0.5 p.p. from March 2022. In contrast, corporate segment boosted their share in our overall portfolio balance by 0.9 p.p. during the quarter, partially owing to exchange rate fluctuations. In twelve months, the individual portfolio's share of the total loan book balance grew by 3.0 p.p.

MANAGERIAL BREAKDOWN
OF CREDIT BY SEGMENT

	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Individuals	216,389	212,347	1.9%	189,805	14.0%
Consumer Finance	65,690	64,826	1.3%	62,188	5.6%
SMEs	62,656	61,890	1.2%	58,745	6.7%
Corporate	123,802	116,103	6.6%	129,059	-4.1%
Total portfolio	**468,538**	**455,166**	**2.9%**	**439,797**	**6.5%**
Other credit related transactions	74,439	66,762	11.5%	70,517	5.6%
Total expanded credit portfolio	**542,977**	**521,929**	**4.0%**	**510,314**	**6.4%**

The portfolio of deferred loans reached R$ 21.6 billion in June 2022, as a result of the amortization of R$ 28.2 billion, or 56.6%, since 2Q20.

The 15-to-90-day NPL volume remained stable in the quarter, at 3.4%.

Meanwhile, the over-90-day NPL hit 1.4%, down from the 2.4% recorded in 1Q22.

VARIATION OF **LOAN PORTFOLIO**
R$ million


455,166
4,042
864
766
7,699
468,538
Mar-22
Individuals
Consumer Finance
SMEs
Corporate
Jun-22

LOAN PORTFOLIO **BY PRODUCT**

	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Individuals					
Leasing / Auto Loans	4,372	4,354	0.4%	4,046	8.1%
Credit Card	44,527	44,397	0.3%	36,511	22.0%
Payroll Loans	55,452	53,880	2.9%	52,374	5.9%
Mortgages	54,340	53,522	1.5%	49,185	10.5%
Agricultural Loans	8,996	9,400	-4.3%	8,734	3.0%
Personal Loans / Others	48,703	46,794	4.1%	38,955	25.0%
Total Individuals	**216,389**	**212,347**	**1.9%**	**189,805**	**14.0%**
Consumer Finance	**65,690**	**64,826**	**1.3%**	**62,188**	**5.6%**
Corporate and SMEs					
Leasing / Auto Loans	3,297	3,258	1.2%	3,057	7.8%
Real Estate	1,851	1,807	2.4%	1,887	-1.9%
Trade Finance	36,853	29,717	24.0%	33,970	8.5%
On-lending	9,359	9,124	2.6%	10,409	-10.1%
Agricultural Loans	5,138	3,942	30.3%	4,254	20.8%
Working capital / Others	129,960	130,145	-0.1%	134,227	-3.2%
Total Corporate and SMEs	**186,458**	**177,993**	**4.8%**	**187,804**	**-0.7%**
Total Credit	**468,538**	**455,166**	**2.9%**	**439,797**	**6.5%**
Other credit related transactions	74,439	66,762	11.5%	70,517	5.6%
Total Expanded Credit Portfolio	**542,977**	**521,929**	**4.0%**	**510,314**	**6.4%**

LOANS TO **INDIVIDUALS**

Loans to individuals came to R$ 216,389 million in June 2022, advancing by 1.9% over the preceding quarter, spurred by growth in payroll loans (+2.9%) and personal/other loans (+4.1%).

Compared to June 2021, the segment advanced by 14.0%. The products that contributed most positively were personal/other loans (+25.0%), credit cards (+22.0%), mortgage loans (+10.5%), and payroll loans (+5.9%).

In June 2022, 64% of the overall individual loan book (including Santander Financiamentos) was backed by collateral.

The credit card portfolio stood at R$ 44,527 million, implying increases of 0.3% for the quarter and 22.0% for the year, supported by higher credit turnover. We are growing in this product with improved lending quality, as account holders represented 98% of new customer acquisitions.

The mortgage loan product grew by 1.5% in the quarter and 10.5% in the year, totaling R$ 54,340 million.

Payroll loans amounted to R$ 55,452 million, expanding by 2.9% in the quarter and 5.9% in the year. This product is being prioritized due to its risk profile and importance to customer loyalty.

The personal/other loans balance came to R$ 48,703 million, meaning growth of 4.1% for the quarter and 25.0% for the year, with the loan renegotiation product being the primary contributor.

CONSUMER FINANCE

The consumer finance portfolio was **R$ 65,690 million**, a 1.3% rise in the quarter thanks to the resumption in origination activity. Our LTV portfolio hit 46.1%[2].

In the year, this portfolio increased by **5.6%**, mostly owing to the expansion in the portfolio of auto loans to businesses.

We attained a **23.4%**[1] market share in auto loans to individuals, while continuing to expand our goods & services portfolio.

LOAN PORTFOLIO COMPOSITION

June 2022, Individuals and Corporate & SMEs


Others
14%
86%
Vehicles

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, amounted to R$ 57,095 million, climbing by 0.6% in the quarter and 1.3% in twelve months.

CORPORATE & SMES LOANS

The corporate & SMEs loan portfolio reached **R$ 186,458 million, advancing by 4.8%** (or a 2.8% growth if we disregard the exchange rate impact), largely attributable to the higher exchange rate and business growth.

Relative to a year earlier, this portfolio declined by **0.7%** (or a 1.6% drop excluding the exchange rate fluctuation effect).

In addition, our portfolio balance linked to government programs was **R$ 7,790 million** at the end of the quarter.

The corporate loan portfolio amounted to R$ 123,802 million, implying a 6.6% expansion from the previous quarter (or 3.8% if we disregard the effect of exchange rate fluctuations). In twelve months, this portfolio decreased by 4.1% (or 5.3% decrease excluding the exchange rate impact), in view of lower demand for the working capital product (22.7%).

The SMEs loan portfolio totaled R$ 62,656 million, growing by 1.2% during the quarter and 6.7% over the year. In June 2022, our portfolio balance linked to government programs for SMEs was R$ 6,838 million, representing 87.8% of our overall portfolio balance in these programs.

CREDIT PORTFOLIO BY RISK LEVEL

As anticipated, given the current macroeconomic environment and following two years of abundant liquidity in the economy, with risk levels returning to more normalized ranges, we observe an improvement in the share of top-rated portfolios, due to our preemptive measures, and an increase in the proportion of portfolios requiring greater provisioning, i.e., portfolios rated "E to H". In the quarter, portfolios rated "AA and A" accounted for 71.4% of our overall loan book, up by 0.06 p.p. from March 2022. Meanwhile, portfolios rated "B to D" dropped by 0.70 p.p. over the same period. Lastly, "E to H" portfolios raised their share in our overall loan book by 0.64 p.p.

It should be noted that 64% of our portfolio of loans to individuals is collateralized.


Jun-21: D-H 8%, C 7%, B 10%, A 31%, AA 45%
Sep-21: D-H 8%, C 7%, B 10%, A 30%, AA 45%
Dec-21: D-H 9%, C 8%, B 10%, A 30%, AA 43%
Mar-22: D-H 10%, C 8%, B 10%, A 30%, AA 41%
Jun-22: D-H 11%, C 8%, B 10%, A 30%, AA 42%
D-H
C
B
A
AA

[1] Source: Brazilian Central Bank, as of February 2022. [2] As of June 2022

DELINQUENCY RATIO

OVER-90-DAY[1]


3.9%
3.5%
3.2%
3.3%
3.6%
4.0%
4.1%
Individuals
3.0%
2.4%
2.2%
2.4%
2.7%
2.9%
2.9%
Total
1.8%
1.2%
1.1%
1.3%
1.3%
1.4%
1.1%
Corporate & SMEs
Jun-19
Jun-20
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

The over-90-day delinquency ratio stood at 2.9% in the quarter, stable relative to March 2022 and a 0.65 p.p. increase in twelve months.

Compared to June 2019, the indicator is already slightly below the pre-pandemic level.

[1] Loan operations overdue for more than 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS reached 4.1% in June 2022, advancing by 0.19 p.p. in the quarter and 0.99 p.p. in the year.

CORPORATE & SMEs hit 1.1% in June 2022, a 0.26 p.p. decline in the quarter and a 0.04 p.p. rise in the year.

15-TO-90-DAY[2]


5.8%
4.2%
4.8%
5.0%
5.0%
5.9%
5.9%
Individuals
4.2%
2.7%
3.3%
3.4%
3.5%
4.2%
4.2%
Total
1.9%
1.1%
1.5%
1.2%
1.4%
1.9%
1.9%
Corporate & SMEs
Jun-19
Jun-20
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

The 15-to-90-day delinquency ratio was 4.2% in June 2022, remaining stable over three months, influenced by our proactive risk management.

In the year, the indicator experienced a 0.88 p.p. increase, maintaining the same level as prior to the pandemic.

[2] Loan operations overdue between 15 and 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS came to 5.9% in June 2022, showing stability in the quarter and a 1.06 p.p. rise over the year.

CORPORATE & SMEs reached 1.9%, stable in quarterly terms and 0.43 p.p. higher on an annual basis.

NPL FORMATION

NPL formation totaled R$ 8,478 million in June 2022, impacted by growth in the renegotiated loan portfolio of 14.9% in the quarter and 43.6% in the year, as well as increases in the over-90-day NPL balance of 2.3% in the quarter and 37.2% in the year, particularly in retail.

The NPL formation to loan portfolio ratio was 1.86% in 2Q22, advancing by 0.03 p.p. in the quarter and 1.07 p.p. in the year.



% NPL Formation Loan portfolio
% NPL Formation w/o renegotiated portfolio Loan portfolio
0.99%
0.79%
1.18%
1.00%
1.33%
1.16%
1.84%
0.99%
1.86%
0.96%
2Q21
3Q21
4Q21
1Q22
2Q22

It considers the loan portfolio of the previous quarter

NPL formation is calculated by adding the portfolio written-off as loss during the period to the changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the previous quarter

COVERAGE RATIO

(Over 90 days)

The balance of allowance for loan losses amounted to R$ 30,342 million in June 2022, climbing by 6.8% in the quarter and 16.7% in the year, due to higher provisioning levels in the period.

Required provisions increased by 11.2% over three months and 36.7% in the year, in line with the portfolio growth profile, as well as the product and segment mix.

The coverage ratio reached 224% in June 2022, growing by 9.4 p.p. in the quarter.



263%
248%
220%
215%
224%
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations were R$ 31,684 million in June 2022, rising by 14.9% in the quarter and 43.6% in twelve months. This expansion is due to proactive risk management.

In the quarter, the renegotiated loan portfolio provisioning ratio increased by 1.2 p.p. over three months and dropped by 3.4 p.p. in the twelve-month period, reaching 46.6%.



Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
50.0%
49.4%
47.1%
45.4%
46.6%
22,063
11,040
22,888
11,309
23,634
11,121
27,567
12,508
31,684
14,775
2Q21
3Q21
4Q21
1Q22
2Q22

These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods

FUNDING

Customer funding totaled **R$ 523,677 million** in the second quarter of 2022, rising by 5.9% in three months and 11.8% in the year, reflecting higher volumes of time deposits and financial bills, given the increased attractiveness of fixed income funding. The growth in time deposits during the quarter was fueled by the rebound in funding, following a first quarter in which certain corporate customers made one-off settlements, a seasonal effect of the period.

	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Demand deposits	41,339	42,194	-2.0%	42,177	-2.0%
Saving deposits	61,399	62,910	-2.4%	64,748	-5.2%
Time deposits	308,505	283,836	8.7%	286,381	7.7%
Financial Bills	37,161	31,564	17.7%	20,719	79.4%
Others[1]	75,264	74,116	1.5%	54,304	38.6%
Funding from clients	**523,667**	**494,620**	**5.9%**	**468,330**	**11.8%**

CREDIT/FUNDING RATIO

	Jun-22	Mar-22	Var.	Jun-21	Var.
(R$ million)			3M		12M
Funding from customers (A)	523,667	494,620	5.9%	468,330	11.8%
(-) Reserve Requirements	(66,080)	(63,771)	3.6%	(61,075)	8.2%
Funding Net of Reserve Requirements	457,587	430,850	6.2%	407,255	12.4%
Borrowing and Onlendings	11,230	11,504	-2.4%	11,869	-5.4%
Subordinated Debts	19,132	17,874	7.0%	12,626	51.5%
Offshore Funding	89,410	85,186	5.0%	78,690	13.6%
Total Funding (B)	**577,358**	**545,414**	**5.9%**	**510,440**	**13.1%**
Assets under management[2]	385,805	379,471	1.7%	390,224	-1.1%
Total Funding and Asset under management	**963,164**	**924,885**	**4.1%**	**900,664**	**6.9%**
Total Credit (C)	468,538	455,166	2.9%	439,797	6.5%
C / B (%)	81.2%	83.5%	-2.3 p.p.	86.2%	-5.0 p.p.
C / A (%)	89.5%	92.0%	-2.6 p.p.	93.9%	-4.4 p.p.

The volume of assets under management amounted to R$ 385,805 million in June 2022, up by 1.7% in the quarter and down by 1.1% in the year.

EVOLUTION OF FUNDING (R$ billion)


Funding from customers
Loan Portfolio/
Funding from Customers
93.9%
94.8%
93.8%
92.0%
89.5%
468.3
474.9
493.5
494.6
523.7
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

The loan portfolio to customer funding ratio reached 89.5% in June 2022, declining by 2.6 p.p. from 1Q22 and 4.4 p.p. relative to the same period last year.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding hit 81.2% in 2Q22, decreasing by 2.3 p.p. over three months and 5.0 p.p. in the twelve-month period.

Santander maintains satisfactory and comfortable liquidity levels by utilizing a consolidated funding structure, which ensures stability between funding and lending.

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE").
[2] According to ANBIMA



BIS RATIO

The BIS ratio was 14.2% in the quarter, a decrease of 0.5 p.p. primarily attributable to the change in the calculation of tax credits from tax losses affecting capital deductions, as provided for in BCB Resolution No. 82, issued on March 31st, 2021, adding an increase in risk-weighted assets (RWA), which was mitigated by a 0.4% rise in regulatory capital due to retained earnings in the period.

In the year, the BIS ratio fell by 0.5 p.p., largely owing to a 7.4% increase in risk-weighted assets (RWA) and the aforenoted regulatory change.

The BIS ratio exceeds by 3.20 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS Ratio
14.7%
12.6%
14.3%
12.0%
14.9%
11.6%
14.7%
11.7%
14.2%
11.1%
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

OWN RESOURCES AND BIS *(R$ million)*	Jun-22	Mar-22	Var. 3M	Jun-21	Var. 12M
Tier I Regulatory Capital	76,350	76,875	-0.7%	79,630	-4.1%
CET1	69,627	70,783	-1.6%	73,312	-5.0%
Additional Tier I	6,724	6,093	10.4%	6,318	6.4%
Tier II Regulatory Capital	12,659	11,781	7.4%	6,308	100.7%
Adjusted Regulatory Capital (Tier I and II)	**89,009**	**88,657**	**0.4%**	**85,938**	**3.6%**
Risk Weighted Assets (RWA)	**627,028**	**602,784**	**4.0%**	**582,820**	**7.6%**
Credit Risk Capital requirement	546,464	525,391	4.0%	509,135	7.3%
Market Risk Capital requirement	20,900	17,730	17.9%	18,833	11.0%
Operational Risk Capital requirement	59,663	59,663	0.0%	54,852	8.8%
Basel Ratio	**14.2%**	**14.7%**	**-0.5 p.p.**	**14.7%**	**-0.5 p.p.**
Tier I	**12.2%**	**12.8%**	**-0.6 p.p.**	**13.7%**	**-1.5 p.p.**
CET1	11.1%	11.7%	-0.6 p.p.	12.6%	-1.5 p.p.
Tier II	**2.0%**	**2.0%**	**0.1 p.p.**	**1.1%**	**0.9 p.p.**



FREE FLOAT

Santander Brasil has a free float of **9.60%** and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols **SANB3** (common shares), **SANB4** (preferred shares), and **SANB11** (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,957	90.21%	3,278,293	89.09%	6,723,250	89.66%
Treasury Shares	27,776	0.73%	27,776	0.75%	55,553	0.74%
Free Float	345,962	9.06%	373,766	10.16%	719,728	9.60%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of June 30th, 2022. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Jun/22)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
25.5%
33.4%
41.1%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


159
157
IBOV
Source: Bloomberg
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Our market cap hit R$ 108.6 billion in June 2022, decreasing by 20.1% from March 2022 and 28.7% from the same period in 2021.

EARNINGS DISTRIBUTION

The distribution of dividends and interest on capital ("IoC") totaling R$ 1,700 million was announced on April 14th, 2022, with payment beginning May 16th, 2022, resulting in a dividend yield of 5.6% for the year.

MANAGERIAL RESULTS RECONCILIATION	2Q22	Reclassifications					2Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,850**	**179**	**(213)**	**-**	**-**	**(42)**	**12,775**
Allowance for Loan Losses	(5,991)	-	203	-	-	42	(5,745)
Net Interest Income after Loan Losses	**6,860**	**179**	**(10)**	**-**	**-**	**-**	**7,029**
Fees	4,882	-	-	-	-	-	4,882
General Expenses	(4,975)	-	-	107	(563)	-	(5,431)
Personnel Expenses	(1,826)	-	-	-	(563)	-	(2,390)
Administrative Expenses	(3,148)	-	-	107	-	-	(3,042)
Tax Expenses	(1,038)	(179)	-	-	-	-	(1,218)
Investments in Affiliates and Subsidiaries	33	-	-	-	-	-	33
Other Operating Income/Expenses	(455)	-	10	-	-	-	(445)
Operating Income	**5,307**	**-**	**0**	**107**	**(563)**	**-**	**4,850**
Non Operating Income	45	-	-	-	-	-	45
Net Profit before Tax	**5,351**	**-**	**0**	**107**	**(563)**	**-**	**4,895**
Income Tax and Social Contribution	(749)	-	-	-	-	-	(749)
Profit Sharing	(563)	-	-	-	563	-	-
Minority Interest	(62)	-	-	-	-	-	(62)
Net Profit	**3,977**	**-**	**0**	**107**	**-**	**-**	**4,084**

MANAGERIAL RESULTS RECONCILIATION	1Q22	Reclassifications					1Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,554**	**(301)**	**(285)**	**-**	**-**	**(30)**	**13,938**
Allowance for Loan Losses	(4,930)	-	289	-	-	30	(4,612)
Net Interest Income after Loan Losses	**9,624**	**(301)**	**4**	**-**	**-**	**-**	**9,327**
Fees	4,617	-	-	-	-	-	4,617
General Expenses	(5,118)	-	-	59	(476)	-	(5,534)
Personnel Expenses	(2,017)	-	-	-	(476)	-	(2,493)
Administrative Expenses	(3,100)	-	-	59	-	-	(3,041)
Tax Expenses	(1,508)	301	-	-	-	-	(1,207)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10
Other Operating Income/Expenses	(2,000)	-	(4)	-	-	-	(2,004)
Operating Income	**5,626**	**-**	**-**	**59**	**(476)**	**-**	**5,210**
Non Operating Income	372	-	-	-	-	-	372
Net Profit before Tax	**5,997**	**-**	**-**	**59**	**(476)**	**-**	**5,581**
Income Tax and Social Contribution	(1,539)	-	-	-	-	-	(1,539)
Profit Sharing	(476)	-	-	-	476	-	-
Minority Interest	(37)	-	-	-	-	-	(37)
Net Profit	**3,946**	**-**	**-**	**59**	**-**	**-**	**4,005**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	1H22	Reclassifications						1H22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination	Managerial
Net Interest Income	**27,404**	**(122)**	**(498)**	**-**	**-**	**(72)**	**-**	**26,713**
Allowance for Loan Losses	(10,920)	-	492	-	-	72	-	(10,357)
Net Interest Income after Loan Losses	**16,484**	**(122)**	**(6)**	**-**	**-**	**-**	**-**	**16,356**
Fees	9,499	-	-	-	-	-	-	9,499
General Expenses	(10,093)	-	-	166	(1,039)	-	-	(10,966)
Personnel Expenses	(3,844)	-	-	-	(1,039)	-	-	(4,883)
Administrative Expenses	(6,249)	-	-	166	-	-	-	(6,083)
Tax Expenses	(2,547)	122	-	-	-	-	-	(2,425)
Investments in Affiliates and Subsidiaries	43	-	-	-	-	-	-	43
Other Operating Income/Expenses	(2,455)	-	6	-	-	-	-	(2,448)
Operating Income	**10,933**	**-**	**0**	**166**	**(1,039)**	**-**	**-**	**10,060**
Non Operating Income	416	-	-	-	-	-	-	416
Net Profit before Tax	**11,349**	**-**	**0**	**166**	**(1,039)**	**-**	**-**	**10,476**
Income Tax and Social Contribution	(2,288)	-	-	-	-	-	-	(2,288)
Profit Sharing	(1,039)	-	-	-	1,039	-	-	-
Minority Interest	(99)	-	-	-	-	-	-	(99)
Net Profit	**7,923**	**-**	**0**	**166**	**-**	**-**	**-**	**8,089**

MANAGERIAL RESULTS RECONCILIATION	1H21	Reclassifications						1H21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination	Managerial
Net Interest Income	**28,419**	**(926)**	**(649)**	**-**	**-**	**2**	**4**	**26,850**
Allowance for Loan Losses	(7,064)	-	580	-	-	(2)	-	(6,486)
Net Interest Income after Loan Losses	**21,354**	**(926)**	**(69)**	**-**	**-**	**-**	**4**	**20,363**
Fees	9,552	-	-	-	-	-	(485)	9,067
General Expenses	(10,531)	-	-	1,100	(940)	-	258	(10,114)
Personnel Expenses	(3,486)	-	-	-	(940)	-	61	(4,365)
Administrative Expenses	(7,045)	-	-	1,100	-	-	197	(5,749)
Tax Expenses	(2,437)	133	-	-	-	-	50	(2,253)
Investments in Affiliates and Subsidiaries	29	-	-	-	-	-	-	29
Other Operating Income/Expenses	(4,141)	-	69	-	-	-	97	(3,975)
Operating Income	**13,826**	**(792)**	**-**	**1,100**	**(940)**	**-**	**(76)**	**13,117**
Non Operating Income	28	-	-	-	-	-	-	28
Net Profit before Tax	**13,854**	**(792)**	**-**	**1,100**	**(940)**	**-**	**(76)**	**13,145**
Income Tax and Social Contribution	(5,927)	792	-	-	-	164	25	(4,945)
Profit Sharing	(940)	-	-	-	940	-	-	-
Minority Interest	(68)	-	-	-	-	-	(5)	(73)
Net Profit	**6,919**	**(0)**	**-**	**1,100**	**-**	**164**	**(56)**	**8,126**

[1] **Foreign Exchange Hedge**: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)

[2] **Credit Recovery**:

Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided

Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided

[3] **Amortization of Goodwill**: reversal of goodwill amortization expense

[4] **Other events**:

2021

1Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

2Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation



INFORMATION BY BUSINESS UNITS

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


51.1
4%
96%
55.3
3%
97%
56.2
3%
97%
Jun-21
Mar-22
Jun-22
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[1]


11%
39%
6%
44%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[2]


65%
52%
66%
53%
64%
50%
2Q21
1Q22
2Q22
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[3] BY CHANNEL
(R$ billion)


56.4
4.1
52.3
57.2
4.3
52.9
57.4
4.4
53.0
56.8
4.4
52.4
57.1
4.4
52.7
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Internal channel
Santander Financiamentos

ORIGINATION | VEHICLES
(R$ billion)


7.0
8.0
7.2
6.1
7.2
2Q21
3Q21
4Q21
1Q22
2Q22

[1] Origination of individuals. [2] Ratio of financing amount to guarantee value. [3] Individual and business auto loan portfolios, Individual portfolio generated through the Internal Channel, and Individual portfolio derived from the Consumer Finance segment